December 29, 2005

Mr. Kevin Vaughn

Reviewing Accountant

Securities and Exchange Commission

Division of Corporation Finance

450 Fifth Street, N.W.

Washington, D.C. 20549

Re: Comment on Form 10-K for the year ended December 31, 2004 and on Forms 10-Q for the quarters ended April 2, 2005, July 2, 2005 and October 1, 2005

File No. 000-04689

Dear Mr. Vaughn:

On behalf of Pentair, Inc., I am writing in response to the staff’s comment with respect to the above-referenced filings from your letter dated November 29, 2005.

Set forth below is the headings and numbered paragraphs from your November 29th letter, each of which is immediately followed by Pentair’s response, including any required supplemental information.

If you have any questions regarding our response, please do not hesitate to call me at (763) 656-5256.

Very truly yours,

/s/ David D. Harrison
David D. Harrison
Executive Vice President and Chief Financial Officer

cc:	Ms. Michele Gohlke
Branch Chief

Ms. Tara Harkins
Staff Accountant

Mr. Kevin Vaughn

December 29, 2005

Form 10-K for the Year Ended December 31, 2004

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 14

-Results of Operations, page 17

-Selling, General, and Administrative, page 19

1.	You state that your selling, general and administrative expenses increased as a percent of sales in 2004 from 2003 partially as a result of higher rebates. Your revenue recognition policy on page 39 states that you record estimated pricing and sales incentives, including volume-based rebates, as a reduction in revenue at the time of the sale. Please clarify for us your disclosure on page 19 that higher rebates caused part of the increase in SG&A expense as a percent of sales. Please confirm to us that your practice with respect to these rebates is consistent with your revenue recognition policy disclosures. If not, please tell us why you believe your accounting complies with paragraphs 9(a) and 9(b) of EITF 01-09.

Response:

At the time of sale, we record as reductions to revenue the estimated cost of customer programs and incentive offerings, including pricing arrangements, promotions, and other volume-based incentives. This is consistent with our revenue recognition policy disclosed on page 39 of Form 10-K for the year ended December 31, 2004.

Our statement on page 19 of Form 10-K that higher rebates caused part of the increase in selling, general and administrative expense as a percent of sales should be clarified. We experienced a significant increase in rebates from 2003 to 2004 which had the effect of decreasing net sales. This in turn increased selling, general and administrative expense as a percent of net sales. For the sake of clarity, we should have stated this factor in a bullet point separate from the explanation that selling expenses and management incentives increased.

In future filings, we will include the following as a separate bullet point in our explanation of the increase from 2003 to 2004 in SG&A expenses as a percent of net sales: “increased amounts of sales incentives, including volume-based rebates, which are recorded as a reduction of net sales.”

In connection with our response to this comment, we acknowledge the following:

•	we are responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	we may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.